February 13, 2017

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	Acceleration of Effective Date for American Century Government Income Trust (the “Registrant”) (File Nos. 002-99222 and 811-04363)

Dear Ms. Rossotto:

As you are aware, the Registrant and its principal underwriter, American Century Investment Services, Inc. (the “Underwriter”), have orally requested that the Registrant’s Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A filed on February 13, 2017, become effective on April 10, 2017 at 8:30 a.m. Central time. The purpose of this letter is to confirm such request and confirm that the Registrant and Underwriter are aware of their obligations under the Securities Act of 1933.

Sincerely,

AMERICAN CENTURY GOVERNMENT INCOME TRUST

By: /s/ Kathleen Gunja Nelson____________
Kathleen Gunja Nelson
Assistant Secretary

AMERICAN CENTURY INVESTMENT
SERVICES, INC.

By: /s/ Brian L. Brogan_________________
Brian L. Brogan
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com